MEDAVAIL HOLDINGS, INC.
4720 East Cotton Gin Loop, Suite 220,
Phoenix, Arizona 85040
July 18, 2023
VIA EDGAR
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Kate Beukenkamp

Re:	MedAvail Holdings, Inc.
Acceleration Request for Registration Statement on Form S-3
File No. 333-273032
Dear Ms. Beukenkamp:
Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, MedAvail Holdings, Inc. hereby requests that the above-referenced Registration Statement on Form S-3 (File No. 333-273032) be declared effective at 4:00 p.m. Eastern Time on July 19, 2023, or as soon as practicable thereafter.

Very truly yours,

MEDAVAIL HOLDINGS, INC.

By:	/s/ Ramona Seabaugh
Ramon Seabaugh
Chief Financial Officer